[redacted]

SECUR 12013731 SION

SEC Mail Processing Section FEB 28 2012 Washington, DC 110

KA 3/10

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66632

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CJK Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2780 South Jones Boulevard, Suite 130
(No. and Street)

Las Vegas	NV	89146
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Jirovec — 702-220-3170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

4310 17th Ave S	Fargo	ND	58108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 4/02

OATH OR AFFIRMATION

I, Robert Jirovec, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CJK Securities, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC
STATE OF NEVADA
County of Clark
JOHN NAPOSKI
No: 10-1512-1
My Appointment Expires Feb. 27, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
December 31, 2011 and 2010

CJK Securities, Inc.

CJK SECURITIES, INC.

Table of Contents

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CJK Securities, Inc.
Las Vegas, Nevada

We have audited the accompanying statements of financial condition of CJK Securities, Inc. as of December 31, 2011 and 2010, and the related statements of income (loss), changes in stockholders' equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CJK Securities, Inc. as of December 31, 2011 and 2010and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary schedules contained on pages 9 and 10 required by Rule 17a-5 under the Securities and Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Eide Bailly LLP

Fargo, North Dakota
February 17, 2012

www.eidebailly.com

4310 17th Ave. S. | P.O. Box 2545 | Fargo, ND 58108-2545 | T 701.239.8500 | F 701.239.8600 | EOE

CJK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

	2011	2010
Assets		
Cash	$ 9,512	$ 31,795
Related party accounts receivable	22,456	686
Total assets	$ 31,968	$ 32,481
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$ 670	$ 2,146
Due to related party	1,417	-
Total liabilities	2,087	2,146
Stockholders' Equity		
Common stock, $0.10 par value, 1,000,000 shares authorized, 1,175 and 1,175 shares issued and outstanding at December 31, 2011 and 2010, respectively	117	117
Additional paid-in capital	74,756	74,756
Retained deficit	(44,992)	(44,538)
Total stockholders' equity	29,881	30,335
Total liabilities and stockholders' equity	$ 31,968	$ 32,481

CJK SECURITIES, INC.
STATEMENTS OF INCOME (LOSS)
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Revenues		
Consulting fees	$ 28,501	$ 146,200
General and Administrative Expenses		
Rent and insurance	6,900	6,900
FINRA and other filing fees	6,416	4,729
Legal and professional fees	5,100	8,353
Telephone	4,445	4,343
Office supplies and other	2,641	3,490
Travel	1,283	161
Computer and copier	1,012	3,153
Postage, overnight delivery	777	-
Payroll taxes and processing fee	243	1,356
Printing	138	-
Commissions	-	100,000
Salaries	-	11,000
Dues, subscriptions and educational fees	-	625
Total expenses	28,955	144,110
Net income (loss)	$ (454)	$ 2,090

See Notes to Financial Statements

CJK SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Deficit
Balance, December 31, 2009	$ 1,075	$ 107	$ 56,766	$ (46,628)
Contributed Capital	100	10	17,990	-
Net income from operations	-	-	-	2,090
Balance, December 31, 2010	1,175 -	117 -	74,756 -	(44,538)
Net loss from operations	-	-	-	(454)
Balance, December 31, 2011	$ 1,175	$ 117	$ 74,756	$ (44,992)

CJK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Cash Flows from Operating Activities		
Net income (loss) from operations	$ (454)	$ 2,090
Increase (decrease) in accounts payable	(59)	2,121
Net Cash used for Operating Activities	(513)	4,211
Cash Flows used for Investing Activity		
Advances to stockholder	(21,770)	(686)
Cash Flows from Financing Activity		
Stockholders' capital contributions	-	18,000
Net Cash Flows from Financing Activity	-	18,000
Net Change in Cash	(22,283)	21,525
Cash, Beginning of Year	31,795	10,270
Cash, End of Year	$ 9,512	$ 31,795

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated on February 19, 2004 and commenced operations on February 4, 2005.

Basis of Presentation

The Company is engaged in a single line of business as a broker-dealer, and its operations are limited to providing financial advisory services related to mergers, acquisitions and capital formation projects for privately held companies. The Company's policy is to limit its capital formation activities to private placements solely with institutional investors.

Cash

For purposes of the statement of cash flows, cash includes bank deposits. The Company maintains at a financial institution, cash which may at times exceed federally insured amounts.

Securities Transactions

The Company does not buy or sell securities for customers or for its own account, nor does it hold customers' securities.

Revenue Recognition

The Company has two sources of revenue: non-refundable commitment fees and success fees on closed transactions. It recognizes revenue on the non-refundable commitment fees when they are billed in accordance with the engagement letter with the client. Revenue from success fees are recognized when the transaction closes.

Advertising

Costs for advertising are expensed as incurred. There were no advertising expenses for the years ended December 31, 2011 and 2010.

(continued on next page)

Income Taxes

The Company has elected to be treated as a Sub-chapter S Corporation for federal income tax purposes. Under such election, the Corporation is not subject to corporate income taxes. Instead, the stockholders are liable for income taxes on their proportionate shares of the Corporation's taxable income. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest or penalties assessed to the Company are recorded in operating expenses. For the years ended December 31, 2011 and 2010, there were no interest or penalties recorded in the accompanying financial statements.

During 2009, the Company implemented FASB ASC 470-10. In accordance therewith, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld upon examination with relevant tax authorities, as defined by FASB ASC 470-10. At December 31, 2011 the Company had no tax positions that would not be held up under examination.

The Company is no longer subject to Federal tax examinations by tax authorities for years before 2009 and state examinations for years before 2009.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through February 17, 2012, the date which the financial statements were available to be issued and has confirmed that there have been no subsequent events requiring disclosure.

NOTE 2 - RESERVE REQUIREMENTS

The Company is exempt from Securities and Exchanges Commission Rule 15c3-3 under section (k)(2)(i) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

NOTE 3 - RELATED PARTY RECEIVABLE

The related party account receivable balances as of December 31, 2011 and 2010 represent expenses advanced to the Company's President and majority shareholder. The advances bear no interest and are due on demand. It is the intention of the President and majority shareholder to repay the advances within the next year.

NOTE 4 - DUE TO RELATED PARTY

The due to related party balance as of December 31, 2011 represents expenditures payable to LL Bradford, a related party through common ownership. Repayment terms are due on demand and the outstanding balance bears no interest.

(continued on next page)

NOTE 5 - LEASE COMMITMENTS

The Company operates from 225 square feet of leased space in Las Vegas, Nevada. The space in Las Vegas is occupied on a month-by-month basis at a monthly cost of $575. Lease expense for the years ended December 31, 2011 and 2010 totaled $6,900 and $6,900, respectively. There are no future commitments as the Las Vegas lease is a month to month lease.

NOTE 6 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires a specific ratio of aggregate indebtedness to net capital, both as defined. This requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 and 2010, the Company had the following net capital:

	2011	2010
Net capital	$ 7,425	$ 29,650
Excess net capital	$ 2,425	$ 24,650
Aggregate indebtedness ratio	.28 to 1	.07 to 1

NOTE 7 - EQUITY INVESTMENT IN ACUITY CAPITAL, LLC

In 2010, Acuity Capital, LLC ("Acuity"), an entity formed by the Company and two other entities, began operations. Under the terms of its formation, the Company obtained a 49% ownership interest in Acuity but was not required to make a capital investment. Acuity's unaudited balance sheet as of December 31, 2010 shows no assets; a $24,754 Due to Member and negative Members' equity of $24,754. CJK has no responsibility for the $24,754 Due to Member liability. During the period ended December 31, 2010, Acuity's financial statements reported a loss of $24,754. In accordance with the equity method of accounting, the Company has not recorded any adjustments on its books for its share of such loss.

Effective January 1, 2011, the Company distributed its membership units in Acuity to the shareholders of CJK Securities, Inc. in the same proportion as they own shares in CJK Securities, Inc. Therefore, as of December 31, 2011, the Company had no interest in, or liability to, Acuity Capital, LLC.

NOTE 8 - SUBSEQUENT EVENT

In January 2012, the company issued 224 shares of common stock for a total purchase price of $30,000, of which $12,000 was due upon execution of the stock purchase agreement, and the remainder is due by October 15, 2012.

Supplementary Information

CJK Securities, Inc

CJK SECURITIES, INC.
SUPPLEMENTAL SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2011

		Schedule I
Net Capital		
Total Stockholders' equity from the statement of financial condition	$	29,881
Less unallowable assets		(22,456)
Net Capital	$	7,425
Computation of Net Capital Requirements		
Minimum net capital required	$	5,000
Excess net capital over minimum required	$	2,425
Excess net capital over 120% of minimum required	$	1,425
Aggregate Indebtedness		
Total aggregate indebtedness included in the statement of financial condition	$	2,087
Ratio of aggregate indebtedness to net capital		.28 to 1

There are no differences between the Net Capital and Aggregate Indebtedness calculated above and the originally filed part II of Form X-17A-5.

CJK SECURITIES, INC.
SUPPLEMENTAL SCHEDULE II
CLAIM OF EXEMPTION FROM RULE 15C3-3
DECEMBER 31, 2011

The Company claims exemption from Rule 15c3-3 under Sections 15c3-3(k)(2)(i), and therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

EideBailly[SM]

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Board of Directors
CJK Securities, Inc.
Phoenix, Arizona

In planning and performing our audit of the financial statements and supplemental schedule CJK Securities, Inc. (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

www.eidebailly.com

4310 17th Ave. S. | P.O. Box 2545 | Fargo, ND 58108-2545 | T 701.239.8500 | F 701.239.8600 | EOE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However we identified the following deficiency in CJK Securities, Inc.'s internal control to be a significant deficiency:

Lack of Segregation of Duties

CJK Securities, Inc. has a limited number of personnel, and accordingly, lacks adequate internal controls due to limited segregation of duties. This is not uncommon in an entity of its size. We understand that the majority owner performs all accounting and reporting functions and we bring this to your attention as a matter of record.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

Eide Bailly LLP

Fargo, North Dakota
February 17, 2012